Exhibit 99.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended 3/31/2018	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014
Earnings:

Net increase (decrease) in net assets from operations	$39,307	$23,474	$(5,400)	$53,442	$112,010

Income tax expense (benefit) and excise taxes	195	1,779	(1,278)	270	(739)

Total earnings before taxes	$39,502	$25,253	$(6,678)	$53,712	$111,271
Fixed Charges:			—	—	—
Interest and other financing fees	$4,875	$989	$—	$—	$—

Total fixed charges	$4,875	$989	$—	$—	$—

Earnings available to cover fixed charges	$44,377	$26,242	$(6,678)	$53,712	$111,271

Ratio of earnings to fixed charges	9.10	26.53	—	—	—

Footnote disclosure:

Footnote (1) disclosure and calculation:

	Year Ended 3/31/2018	Year Ended 3/31/2017	Year Ended 3/31/2016	Year Ended 3/31/2015	Year Ended 3/31/2014
Earnings (excluding unrealized and realized gains/losses):

Net increase (decrease) in net assets from operations	$39,307	$23,474	$(5,400)	$53,442	$112,010

Income tax expense (benefit) and excise taxes	195	1,779	(1,278)	270	(739)
Unrealized (gains) losses	(21,492)	(7,690)	(16,089)	108,377	(93,032)
Realized (gains) losses	(1,582)	(7,896)	10,802	(164,264)	(14,084)

Total earnings before taxes (excluding unrealized and realized gains/losses)	$16,428	$9,667	$(11,965)	$(2,175)	$4,155
Fixed Charges:
Interest and other financing fees	$4,875	$989	$—	$—	$—

Total fixed charges	$4,875	$989	$—	$—	$—

Earnings available to cover fixed charges	$21,303	$10,656	$(11,965)	$(2,175)	$4,155

Ratio of earnings to fixed charges	4.37	10.77	—	—	—